EXHIBIT 1

TERMINATION AND GENERAL RELEASE TERMINATION AGREEMENT

This Termination and General Release Termination Agreement (the “Termination Agreement”) is entered into by and between Steven M. Gluckstern, with an address at c/o Ajax Capital LLC, 460 Park Avenue, Suite 2101, New York, NY 10022 (“SMG”), and Ivivi Technologies, Inc. (“Company”), with an office located at 224-S Pegasus Avenue, Northvale, NJ 07647. Company, together with its parent, past, present and future direct and indirect subsidiaries, affiliated entities, investors, related companies and divisions and each of the respective past, present and future officers, directors, employees, shareholders, plan administrators, attorneys, and agents (individually and in their official capacities), as well as any predecessors, future successors or assigns or estates of any of the foregoing, is collectively referred to in this Termination Agreement as the "Released Parties."

1.         Separation of Employment. SMG acknowledges and understands that SMG’s employment is being terminated by mutual agreement pursuant to Section 4.01(F) of that certain Employment Agreement dated as of December 31, 2008 and amended on April 2, 2009 between Company and SMG (the “SMG Employment Agreement”) and his last day of employment with Company shall be February 12th, 2010 (the "Closing Date"). SMG acknowledges that, except as set forth in Section 8 of this Termination Agreement, he has received all salary and benefits to which SMG is entitled as a result of SMG’s employment. Except as is otherwise provided in this Termination Agreement, SMG understands that SMG is entitled to nothing further from Released Parties with respect to his employment with the Company, including reinstatement by Released Parties.

2.         SMG General Release of Released Parties. Subject to Section 8 below, in exchange for the release set forth in Section 4 below and other good and valuable consideration, SMG hereby releases, waives, discharges and gives up any and all Claims (as defined below) that SMG may have against Released Parties, arising on or prior to the date of SMG’s execution of this Termination Agreement. “Claims” means any and all actions, charges, controversies, demands, causes of action, suits, rights, and/or claims whatsoever for debts, sums of money, wages, salary, bonuses, severance pay, commissions, bonuses, stock options, restricted stock, vacation pay, sick pay, fees and costs, attorneys’ fees, losses, penalties, damages, including damages for pain and suffering and emotional harm, arising, directly or indirectly, out of any promise, agreement, offer letter, contract, understanding, employment agreement (including but not limited to the SMG Employment Agreement) except as set forth in Section 8 below, the Restricted Stock Award Agreement dated as of March 31, 2009 between the Company and SMG (the “SMG Restricted Stock Award Agreement”), common law, tort, the laws, statutes, and/or regulations of the States of New Jersey, New York, or any other state and the United States, including, but not limited to, federal and state wage and hour laws, federal and state whistleblower laws, Section 1981 of the Civil Rights Act of 1866, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Equal Pay Act, the Lilly Ledbetter Fair Pay Act of 2009, the Americans with Disabilities Act, the Family and Medical Leave Act, the Employment Retirement Income Security Act of 1974, the Vietnam Era Veterans Readjustment Assistance Act, the Fair Credit Reporting Act, the Fair Labor Standards Act, the Age Discrimination in Employment Act of 1967 (“ADEA”), the Occupational Safety and Health Act, the Sarbanes-Oxley Act of 2002, the New Jersey Law Against Discrimination, the New Jersey Family Leave Act, the New Jersey Civil Rights Act, the New Jersey Conscientious Employee Protection Act, New York State Human Rights Laws, and the New York City Human

Rights Laws, as each may be amended from time to time, whether arising directly or indirectly from any act or omission, whether intentional or unintentional. This releases all Claims including those of which SMG is not aware and those not mentioned in this Termination Agreement up to the date of SMG’s execution of this Termination Agreement. SMG specifically releases any and all Claims arising out of SMG’s employment with the Company and separation therefrom. SMG expressly acknowledges and agrees that, by entering into this Termination Agreement, SMG is releasing and waiving any and all Claims that SMG may have arising under ADEA, which have arisen on or before the date of SMG’s execution of this Termination Agreement.

3.         SMG Representations; Covenant Not to Sue. SMG hereby represents and warrants to the Released Parties that SMG has not: (a) filed, caused or permitted to be filed any pending proceeding (nor has SMG lodged a complaint with any governmental or quasi-governmental authority) against any of the Released Parties, nor has SMG agreed to do any of the foregoing; (b) assigned, transferred, sold, encumbered, pledged, hypothecated, mortgaged, distributed, or otherwise disposed of or conveyed to any third party any right or Claim against any of the Released Parties that has been released in this Termination Agreement; or (c) directly or indirectly assisted any third party in filing, causing or assisting to be filed, any Claim against any of the Released Parties. SMG further represents and warrants that on the Closing Date all restricted shares of Company Common Stock outstanding immediately prior to the Closing Date that were awarded to SMG pursuant to the Restricted Stock Award Agreement (and together with the SMG Employment Agreement, the “SMG Agreements”) will become fully and immediately vested and all restrictions and conditions applicable thereto will lapse, pursuant to Section 1(f) of Exhibit A to the Restricted Stock Award Agreement and acknowledges that SMG shall have no right to any additional restricted shares of the Company Common Stock pursuant to the SMG Restricted Stock Award Agreement (other than such restricted shares of the Company Common Stock pursuant to the SMG Restricted Stock Award Agreement that are outstanding immediately prior to the Closing Date). Except as set forth in Section 8 below, SMG covenants and agrees that he shall not encourage or solicit or voluntarily assist or participate in any way in the filing, reporting or prosecution by himself or any third party of a proceeding or Claim against any of the Released Parties.

4.         Company Release of SMG. As good consideration for SMG’s execution, delivery, and non-revocation of the release set forth in Section 2 of this Termination Agreement, Company hereby releases, waives, discharges and gives up any and all Claims (as defined above) that Company may have against SMG, arising on or prior to the date of Company’s execution of this Termination Agreement, whether arising directly or indirectly from any act or omission, whether intentional or unintentional. This releases all Claims including those of which Company is not aware and those not mentioned in this Termination Agreement up to the date of the Company’s execution of this Termination Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to release SMG from any acts or omissions involving, relating or arising from fraud, deceit, or theft while employed by Company or from any and all actions and claims by Company against SMG for contribution or indemnification of any action or claim brought by a third party against Company containing allegations of fraud, deceit, or theft by SMG.

5.         Cooperation. SMG agrees, upon Company's request, to reasonably cooperate in any Company investigation, litigation, arbitration, or regulatory proceeding regarding events that occurred during SMG's tenure with Company. SMG will make himself reasonably available to consult with Company representatives, including its counsel, to provide information, and to appear to give testimony. Company will reimburse SMG for reasonable out-of-pocket expenses SMG incurs in extending such cooperation, so long as SMG provides advance written notice of SMG's request for reimbursement and provides satisfactory documentation of the expenses.

6.         Who is Bound. Company and SMG are bound by this Termination Agreement. Anyone who succeeds to SMG’s rights and responsibilities, including without limitation his descendants, dependents, heirs, executors, administrators, assigns and successors, is bound and anyone who succeeds to Company’s rights and responsibilities, such as its successors and assigns, is also bound.

7.         Miscellaneous. In the event that one or more of the provisions contained in this Termination Agreement shall for any reason be held unenforceable in any respect under the law of any state of the United States or the United States, such unenforceability shall not affect any other provision of this Termination Agreement, but this Termination Agreement shall then be construed as if such unenforceable provision or provisions had never been contained herein. This Termination Agreement and any and all matters arising directly or indirectly herefrom shall be governed under the laws of theState of New Jersey, without reference to choice or conflicts of law rules. The parties consent to the exclusive jurisdiction of the federal and state courts of the State of New Jersey with respect to any dispute arising directly or indirectly out of this Termination Agreement, SMG’s employment or the separation of SMG’s employment. COMPANY AND SMG HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY WITH REGARD TO ALL DISPUTES THAT MAY ARISE BETWEEN THEM.

8.	Acknowledgments. Company and SMG acknowledge and agree that:

(A) By entering into this Termination Agreement, SMG does not waive any rights or Claims that may arise after the date that SMG executes this Termination Agreement;

(B) This Termination Agreement shall not affect the rights and responsibilities of the Equal Employment Opportunity Commission (the “EEOC”) or similar state agency to enforce the ADEA and other laws, and further acknowledge and agree that this Termination Agreement shall not be used to justify interfering with SMG's protected right to file a charge or participate in an investigation or proceeding conducted by the EEOC or similar state agency. Accordingly, nothing in this Termination Agreement shall preclude SMG from filing a charge with, or participating in any manner in an investigation, hearing or proceeding conducted by the EEOC or similar state agency, but SMG hereby waives any and all rights to recover under, or by virtue of, any such investigation, hearing or proceeding;

(C) Notwithstanding anything set forth in this Termination Agreement to the contrary, nothing in this Termination Agreement shall affect or be used to interfere with SMG’s protected right to test in any court, under the Older Workers’ Benefit Protection Act, or like statute or regulation, the validity of the waiver of rights under ADEA set forth in this Termination Agreement;

(D)      Nothing in this Termination Agreement shall preclude SMG from exercising, or adversely affect in any way, SMG’s rights (i) to indemnification and advancement of legal fees and expenses (a) under Company’s By-Laws and/or Charter or Certificate of Incorporation or (b) as required by law; (ii) as an insured under any director’s and officer’s liability insurance policy now or previously in force; (iii) to contribution in the event of the entry of judgment against SMG as a result of any act or failure to act for which both SMG and the Company are jointly responsible except to the extent any such judgment results from SMG's fraud, deceit or theft; (iv) to benefits accrued and vested under any plan sponsored by Company which is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, to the extent any such plans exist, which have not been distributed to SMG; (v) to payments and benefits under, or otherwise to enforce, this Termination Agreement to the extent any obligations are not satisfied; (vi) under the Consolidated Omnibus Budget Reconciliation Act of 1985; and (vii) to bring any other claims that SMG may have that may not be released under applicable law.

(E)      Nothing in this Termination Agreement shall limit SMG’s right to unpaid salary, benefits or other compensation (other than bonuses) earned pursuant to the SMG Employment Agreement during the period beginning on September 15, 2009 and ending on the Closing Date.

9.	Opportunity for Review.

(A)      SMG represents and warrants that SMG: (i) has had sufficient opportunity to consider this Termination Agreement; (ii) has read this Termination Agreement; (iii) understands all the terms and conditions hereof; (iv) is not incompetent or had a guardian, conservator or trustee appointed for SMG; (v) has entered into this Termination Agreement of SMG’s own free will and volition; (vi) has duly executed and delivered this Termination Agreement; (vii) understands that SMG is responsible for SMG’s own attorney’s fees and costs; (viii) has had the opportunity to review this Termination Agreement with counsel of SMG’s choice or has chosen voluntarily not to do so; (ix) understands that SMG has been given twenty-one (21) days to review this Termination Agreement before signing this Termination Agreement and understands that he is free to use as much or as little of the 21-day period as he wishes or considers necessary before deciding to sign this Termination Agreement; (x) understands that if SMG does not sign and return this Termination Agreement to Company within 21-days of the Closing Date, Company shall have no obligation to enter into this Termination Agreement, SMG shall not be entitled to the benefits set forth in this Termination Agreement; and (xi) this Termination Agreement is valid, binding and enforceable against the parties to this Termination Agreement in accordance with its terms.

(B)      This Termination Agreement shall be effective and enforceable on the eighth (8th) day after execution and delivery to Company by SMG. The parties to this Termination Agreement understand and agree that SMG may revoke this Termination Agreement after having executed and delivered it to Company by so advising Company in writing no later than 11:59 p.m. on the seventh (7th) day after SMG’s execution and delivery of this Termination Agreement to Company. If SMG revokes this Termination Agreement, it shall not be effective or enforceable, SMG shall not be entitled to the benefits of this Termination Agreement. This Termination Agreement may not be modified, amended or cancelled, nor may any rights under it be waived, unless done so in a document signed and agreed to by both SMG and an authorized Company representative.

Agreed to and accepted by, on this 12th day of February, 2010

Witness:	SMG:

/s/ Michael Giammarco	/s/ Steven M. Gluckstern
Michael Giammarco	Steven M. Gluckstern

Agreed to and accepted by, on this 12th day of February, 2010.

COMPANY:

Attest:	IVIVI TECHNOLOGIES, INC.

/s/ Steven Skolnick	By:	/s/ Andre’ DiMino
Steven Skolnick	Name: Andre’ DiMino
Title: Executive Vice President
Manufacturing and Technology and
Chief Technical Officer